As filed with the Securities and Exchange Commission on February 3, 2014

Registration No. 333-191818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 1

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND

(Exact Name of Registrant as Specified in its charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 852-3922

(Registrant’s Telephone Number, including Area Code)

Thomas Fuccillo

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, New York 10019

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02119

EXPLANATORY NOTE

The Joint Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on November 26, 2013 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-191818), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Ropes & Gray LLP, special U.S. federal income tax counsel for the Registrant.

AllianzGI Equity & Convertible Income Fund

PART C: OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Agreement and Declaration of Trust, a copy of which was filed as an exhibit to the Registrant’s N-2 filed on February 21, 2007 and is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1.a	Amended and Restated Agreement and Declaration of Trust dated February 20, 2007. (3)

1.b	Amendment No. 1 to Agreement and Declaration of Trust, dated January 18, 2007 and filed with the Secretary of The Commonwealth of Massachusetts on January 19, 2007. (2)

2.	Amended and Restated Bylaws of Registrant dated February 20, 2007. (3)

3.	None.

4.	Agreement and Plan of Reorganization, is incorporated by reference to Appendix D to the Joint Prospectus/Proxy Statement filed herewith as Part A to this registration statement on Form N-14.

5.a	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (3)

5.b	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant. (3)

5.c	Form of Share Certificate of the Common Shares. (3)

6.a	Form of Investment Management Agreement between Registrant and Allianz Global Investors Fund Management LLC. (3)

6.b	Amended and Restated Portfolio Management Agreement between Allianz Global Investors Fund Management LLC and Allianz Global Investors U.S. LLC. (4)

7.a	Form of Additional Compensation Agreement between Allianz Global Investors Fund Management LLC and A.G. Edwards & Sons, Inc. (3)

8.	None.

9.a	Form of Custodian Agreement between Registrant and Brown Brothers Harriman & Co. (3)

9.b	Form of Accounting Agency Agreement between registrant and Brown Brothers Harriman & Co. (3)

10.	Not applicable.

11.	Opinion and consent of Ropes & Gray LLP. (6)

12.	Tax Opinion of Ropes & Gray LLP – filed herewith.

13.a	Form of Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC. (5)

13.b	Regulations of American Stock Transfer & Trust Company, LLC. (5)

13.c	Form of Organizational and Offering Expenses Reimbursement Agreement between Registrant and Allianz Global Investors Fund Management LLC. (3)

13.d	Form of Sub-Administration Agreement among Allianz Global Investors Fund Management LLC and Brown Brothers Harriman & Co. (3)

14.	Consent of Registrant’s independent registered public accounting firm. (6)

15.	Not applicable.

16.	Powers of Attorney for Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport. (5)

17.	Form of Proxy appears following the Joint Prospectus/Proxy Statement filed herewith as Part A to this registration statement on Form N-14.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-139346, 811-21989 (filed December 14, 2006).
(2)	Filed as an exhibit to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, File Nos. 333-139346, 811-21989 (filed January 29, 2007).
(3)	Filed as an exhibit to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, File Nos. 333-139346, 811-21989 (filed February 21, 2007).
(4)	Filed with the Registrant’s Semi-Annual Report, File No. 811-21989 (filed September 26, 2013).
(5)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, Registration No. 333-191818 (filed October 21, 2013).
(6)	Filed as an exhibit to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14, Registration No. 333-191818 (filed November 26, 2013).

Item 17. Undertakings

1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 3rd day of February, 2014.

ALLIANZGI EQUITY & CONVERTIBLE INCOME FUND

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/s/ Brian S. Shlissel	President & Chief Executive Officer	February 3, 2014
Brian S. Shlissel

/s/ Lawrence G. Altadonna	Treasurer and Principal Financial and Accounting Officer	February 3, 2014
Lawrence G. Altadonna

DEBORAH A. DECOTIS*	Trustee	February 3, 2014
Deborah A. DeCotis

BRADFORD K. GALLAGHER*	Trustee	February 3, 2014
Bradford K. Gallagher

JAMES A. JACOBSON*	Trustee	February 3, 2014
James A. Jacobson

HANS W. KERTESS*	Trustee	February 3, 2014
Hans W. Kertess

JOHN C. MANEY*	Trustee	February 3, 2014
John C. Maney

WILLIAM B. OGDEN, IV*	Trustee	February 3, 2014
William B. Ogden, IV

ALAN RAPPAPORT*	Trustee	February 3, 2014
Alan Rappaport

* By:	/s/ Brian S. Shlissel
Brian S. Shlissel
Attorney-In-Fact
Date: February 3, 2014

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

12	Tax Opinion of Ropes & Gray LLP